UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-24786 CUSIP NUMBER 045327 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASPEN TECHNOLOGY, INC.
Full Name of Registrant

Former Name if Applicable

Ten Canal Park
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02141
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As announced on November 9, 2006, in the course of preparing our financial statements for the three months ended September 30, 2006 and completing our quarterly report on Form 10-Q for that period, we identified, with respect to the fiscal year ended June 30, 2006, (1) an error in the accounting for stock-based compensation due to a calculation error associated with estimated forfeiture rates upon the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, as of July 1, 2005, and (2) an error in the accounting for revenues.  In order to correct these errors, we will restate our financial statements for the fiscal year ended June 30, 2006 to reflect (a) additional stock-based compensation expense of approximately $1.4 million and (b) additional revenues of approximately $0.3 million.  In light of the foregoing, we announced on November 9, 2006 that our previously issued financial statements for the fiscal year ended June 30, 2006 and the accompanying report of our independent registered public accounting firm should not be relied upon.

Furthermore, for the three months ended September 30, 2006, our stock-based compensation expense will be approximately $1.4 million less, and our revenues will be approximately $0.3 million less, than reflected in a press release we issued on November 7, 2006 with respect to our operating results for the three-month period.

As a result of the efforts required to address these accounting issues, we could not complete the preparation of our financial statements in order to timely file our quarterly report on Form 10-Q for the three months ended September 30, 2006 without unreasonable effort or expense.  We expect to file the Form 10-Q by no later than November 14, 2006, the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Frederic G. Hammond	(617)	949-1168
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting total revenues of $64.0 million for the three months ended September 30, 2006, which would represent an increase of 7% over the three months ended September 30, 2005.  License revenues are expected to be $28.1 million for the three months ended September 30, 2006, which would be an increase of 17% over the three months ended September 30, 2005.  Service and other revenues are expected to be $35.9 million for the three months ended September 30, 2006, which would be relatively unchanged from the three months ended September 30, 2005.

We expect to report a loss from operations of $5.2 million for the three months ended September 30, 2006, compared to a loss from operations of $4.8 million for the three months ended September 30, 2005.  We expect to report a net loss applicable to common shareholders of $9.5 million for the three months ended September 30, 2006, compared to a loss of $8.6 million for the three months ended September 30, 2005.  Our loss per share applicable to common shareholders is expected to be $0.18 for the three months ended September 30, 2006, compared to a loss per share applicable to common shareholders of $0.20 for the three months ended September 30, 2005.

Our cash and cash equivalents are estimated for the three months ended September 30, 2006 to be $88.9 million at September 30, 2006, compared to $86.3 million at June 30, 2006.

These anticipated results should be considered preliminary estimates pending completion of the preparation of our financial statements for the three months ended September 30, 2006.

ASPEN TECHNOLOGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Frederic G. Hammond
Frederic G. Hammond
Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).